AEM SPA




SEC MAIL PROCESSING
RECEIVED
MAR 3 0 2006
WASH., D.C. 213 SECTION

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/103/2006/MAN/as




06012136

BY COU

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

March 28, 2006

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the convocation of the ordinary general meeting which will take place on April 28, 2006 in first call and, if necessary, on May 5, 2006 in second call.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

PROCESSED
APR 0 3 2006
THOMSON FINANCIAL

Maria Angela Nardone
Company Secretary

Encl.

AEM S.P.A.
20122 Milano - Corso di Porta Vittoria, 4 - Tel. +39 027720.1 - Fax +39 027720.3920
Capitale Sociale € 936.024.648,00 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - www.aem.it - aem@aem.it

Aem S.p.A.

Registered office in Milan, corso di Porta Vittoria 4

Fully paid in share capital for the sum of € 936,024,648.00

Tax number, VAT number and

Milan Companies' Register enrolment number

11957540153

CONVOCATION OF ORDINARY ASSEMBLY

The shareholders are hereby convoked for the ordinary assembly, which will be held at "Casa dell'Energia", Piazza Po n. 3, Milan, on 28th April 2006, at 11.00 am, for the first convocation, and if necessary, on 5th May 2006 for the second convocation, at the same time and place, in order to discuss and resolve the following

AGENDA

1. Account statement closed at 31st December 2005, the Board of Directors' Management Report and the Board of Auditors' Report: related and ensuing resolutions to be adopted.

Pursuant to article14 of the by-laws shareholders, for whom the Company has received the share certificate from the broker in accordance with article 2370, paragraph 2, of the Civil Code, at least two days prior to the date set for the meeting in question, shall have the right to attend the shareholders' meeting. Copy of the above mentioned communication is made available to shareholders by the brokers in compliance with article 34-*bis* of the Consob Regulations n. 11768/1998 and subsequent modifications and integrations.

From 31st March 2006, the draft statement of accounts and consolidated accounts closed at 31st December 2005 will be made available to shareholders and members of the public at the registered office of Borsa Italiana S.p.A. (Italian Stock Exchange), as well as on the website www.aem.it. Similarly, for fifteen days prior to the meeting, the public will also be able to consult the Audit Company's Report and the Board of Auditors' Report.

On behalf of the Board of Directors

The Chairman

Giuliano Zuccoli